Exhibit 99.1

October 29, 2013

Board of Directors

MTR Gaming Group, Inc.

State Route 2 South

Chester, West Virginia 26034

Dear Sirs:

I am surprised that my October 2, 2013, proposal has not already been formally deemed superior. I trust that will happen this week.

It is appropriate the Board previously determined, pursuant to Section 5.4(b) of the Merger Agreement that my proposal “constitutes or may reasonably be expected to lead to a Superior Proposal.” However, I think it is important that formal determination of superiority now be made (which I understand then affords Eldorado a four day opportunity to match my proposal).

Obviously my proposal to merge at an implied value of $5.69 per share represents significantly more value to shareholders than the $5.15 value per share in the existing Eldorado merger agreement. When the Board meets, it should also keep in mind the following additional aspects in which my proposal is clearly and obviously superior to the existing Eldorado merger agreement:

1.	Jacobs Entertainment Proposal Delivers More Immediate Cash to Shareholders—My proposal involves giving a higher price per share to the shareholders. In addition, I am willing to forego the cash election option on the shares that I own – allowing even more cash to go to the public shareholders. This means that the public shareholders would receive $24.6 million under the Eldorado proposal but $30.0 million under my proposal, a 22% difference.

2.	Eldorado Results Are Artificially Inflated By a Fluke in the Bowling Schedule—The Eldorado results that will be in the merger consideration calculation period will be overinflated by a twice in a century fluke in the schedule of Reno’s most important event – the multi-month national bowling championship tournaments. Eldorado’s 2013 and 2014 EBITDA may be artificially inflated by over $5 million per year as a result of this scheduling fluke. Please see Analysis in Exhibit 2.

3.	Eldorado Debt Has Call Premiums $5 Million Greater Than Jacobs Debt—MTR debt will almost certainly be refinanced at its first available call date, August 2015. At that point in time, the call premiums on Eldorado’s debt will total $7 million while the total call premium on the Jacobs debt will be $2 million. This point alone makes the Jacobs proposal $5 million more valuable. The company could choose to wait until a further date to refinance its debt when the call premium has diminished – but this delay would be even more costly than paying the call premiums given the likely drop in interest rates that await MTR upon its next refinancing (MTR’s 11.5% bonds are already trading at yield to call of 8.4% – even before the benefits of a merger kick in).

4.	Superior Markets – The Jacobs Entertainment assets have greater diversity than the Eldorado assets. In addition, the Reno market, one of the most challenged gaming markets in the country, comprises approximately 40% of Eldorado’s property EBITDA (including half of Silver Legacy) but only 8% of my property EBITDA. The market has experienced a decline at a CAGR of -2%, -5%, and -2% respectively over the last 3, 5, and 10 years. It has been noted that the market revenue has increased 4.3% over the latest twelve months, but that amount is attributable almost entirely to the twice in 100 years fluke in the bowling schedule (see analysis in Exhibit 2).

5.	Superior Tax Benefits – As previously noted, the Eldorado merger will significantly impair the economic value of MTR’s estimated $70 million in NOL carryforwards. We believe that this has a net present value difference of approximately $9 million. Our advisors disagree with the assertion of MTR’s advisors that the annual allowable usage in the Eldorado transaction would be $10 million. I understand that MTR’s advisors may have incorrectly based their estimate on the combined post-closing equity value rather than the pre-closing equity value. Our advisors are confident that the annual usage limits in an Eldorado merger would be only $4 million.

6.	Jacobs’ Assets are Wholly Owned – As previously noted, a significant portion of the Eldorado merger consideration is illiquid because it is tied up in a long-term joint venture. It does not seem reasonable to treat the EBITDA from this joint venture with the same multiple as EBITDA from wholly owned assets. Additionally, the put/call arrangement in the Silver Legacy joint venture would create ongoing liquidity risk for MTR.

7.	Faster Regulatory Closing – As previously noted, I am already licensed in each of MTR’s gaming jurisdictions. This means that a merger with Jacobs Entertainment would have a much faster closing than a merger with Eldorado.

8.	Shortchanging of Margaritaville Test Period – It has now become obvious that the very recent opening of the Margaritaville Casino in Bossier City, Louisiana is significantly negatively impacting Eldorado’s most profitable casino. If the Eldorado merger were to close any time prior to August 21, 2014, the language in the existing merger agreement (which references back to the time period ending a month and a half before closing) would shortchange MTR shareholders by at least $3 million. Please see analysis in Exhibit 5.

9.	Lower Cost of Debt – Based on current market prices, my company has a lower weighted average cost of debt than Eldorado. According to the most recent weekly pricing sheets published by Wells Fargo, the weighted average yield on the Jacobs debt is presently 8.04% while on the Eldorado debt it is 8.66%. The superior stability and diversity of my assets more than outweighs the slightly higher leverage. It should be pointed out that any overly simplistic analysis that just looks at overall leverage levels would ignore the collective wisdom and judgment consensus viewpoint of the $150 billion+ gaming debt markets.

10.	High Cost of Silver Legacy Debt Creates On-going Overhang – The Silver Legacy debt, which can’t be refinanced by MTR or the combined company because it is part of a joint venture, has an average cost of 9.2%. That debt (approximately $97 million at closing) would not be able to benefit from the lower debt financing costs that will come out of the transaction and would be perpetually stuck costing at least 1-2% more than the rest of the refinanced MTR credit. This means that the Silver Legacy Joint Venture every year will be paying approximately $1-2 million more in interest than it would if the assets were wholly owned and part of the Eldorado credit.

Below is a schedule that itemizes and quantifies some of the more material respects in which my proposal is economically superior for MTR shareholders:

Economic Superiority of Jacobs Merger

		($ in millions)	Exhibit
1.	Higher Bid Price:	$16.0	1
2.	Normalization of Bowling Tournament Schedule:	36.0	2
3.	Lower Debt Call Premiums:	5.0	3
4.	Preservation of NOL:	9.0	4
5.	Shortchanging Margaritaville Test Period:	3.0	5
	(assuming closing at Drop Dead Date of June 9, 2014).

	Total:	$69.0

In addition, as previously mentioned, my proposal is offering shareholders $5.4 million more in immediate cash.

In response to some of your concerns, and to simplify my proposal, I have decided not to distribute $18.7 million of real estate out of the gaming company prior to closing as originally proposed. This modification removes the necessity of receiving lenders’ consent to release the mortgages on that real estate (or finding some other convoluted mechanism to achieve the same purpose). Keeping the land in the gaming company also avoids some potential conflict of interest issues that could evolve in the future. In addition, with the spin-off of Penn National’s gaming real estate REIT, I expect that the demand for gaming related real estate will only increase and create additional value for the combined gaming company.

The value of the land that will no longer be distributed is in excess of $18.7 million (see Exhibit 7). However, to minimize valuation discussions, I will agree to accept stock consideration equal to $15 million. Regardless of my ownership level, I will further agree to have a majority independent board at closing and permit the MTR Gaming Board to nominate the initial independent directors.

I am enclosing an attachment (Exhibit 6) that contains a number of clarifications that I have made with respect to various contract issues.

It is clear and obvious that my transaction contains all of the benefits of increased financial scale, geographic diversification, improved credit profile and potential multiple expansion – but does so on an economic basis that is much more favorable to MTR shareholders than the existing Eldorado Merger Agreement. Please do not hesitate to contact me or my advisors if you have any questions regarding my proposal.

I reiterate my request that this proposal be immediately deemed a “Superior Proposal” under Section 5.4 of the Merger Agreement – and the required four day notice be supplied to Eldorado so that we may enter into a Jacobs Entertainment/MTR Gaming Group merger agreement as quickly as possible.

Sincerely,

/s/ Jeffrey P. Jacobs

Jeffrey P. Jacobs

Chairman and CEO

Jacobs Investments, Inc.

Exhibit 1

Calculation of Higher Bid Price

Jacobs Bid Price: $5.69 Per share

Eldorado Bid Price: $5.15 Per Share

Difference in Bid Price: $0.54 Per Share

Number of Shares: 29.4 million

Difference in Raw Bid Price: $15.9 million

Exhibit 2

Normalization of Bowling Tournament Schedule

Background

It has been well known for many years and much talked and written about by gaming analysts that the rotating presence of the multi-month professional bowling championship has a significant impact on Reno numbers – particularly on Eldorado and Silver Legacy who often host the event.

In fact, in their SEC filings, Silver Legacy has listed only three factors that impact their business: the economy, Native American casinos, and the bowling tournament schedule.

For many years, the normal pattern was for the men’s tournament to be held in Reno every third year, the woman’s tournament to be held there every third year, and neither tournament to be held in Reno every third year.

In 2013 and 2014 – for the first time in the 100 year history of the bowling championships, both tournaments are being held in Reno. This is a scheduling fluke that will likely not be repeated in the foreseeable future. The tournaments are already scheduled through 2025 and there is not another year in which both tournaments will be held in Reno.

The last three times that neither tournament was held in Reno, Silver Legacy annual revenue dropped from the previous year by a mean percentage of 6.6% (Silver Legacy data is public; Eldorado Resort data is not public but we would expect it to follow a similar pattern).

It is clear that in seeking to merge based on 2014 results, Eldorado is using a “twice in a century” scheduling fluke which results in a seriously disproportionate share percentage being taken from the MTR shareholders.

The fact that there were two tournaments in 2013 – for the first time in a century – also means that it is completely misleading to compare 2013 results to 2012 results without making an adjustment.

Calculation of Impact

Methodology: We compared the normalized bowling tournament frequency (in which there is one tournament in Reno 2 out of every 3 years – or 2/3 of the time) with the fact that there will be two tournaments in Reno during the 2014 test period that will decide the merger consideration formula. This will be only the second time in over a century that both tournaments will be in Reno – it will not happen again in the foreseeable future (the tournaments are already scheduled through 2025).

Percentage Impact of a Tournament on Annual Gaming Revenue:	4%
Normal Tournament Frequency:	0.67X
Number of Tournaments in 2014:	2.0X
Abnormal number of tournaments in 2014:	1.33X
Company’s Annual Reno Revenue (includes only 50% for Silver Legacy):	$167 million
Amount of 2014 artificial revenue inflation based on bowling schedule ($167 million X 4% X 1.33X)	$8.9 million
Flow Through Percentage:	60%
Amount of Artificial Inflation in Eldorado EBITDA:	$5.3 million
Value Factor:	6.81X
Change to Value:	$36.0 million

100 Year History of Bowling Championship

Year	Men’s	Womens	Year	Men’s	Women’s

2025	Baton Rouge, La.	Reno, Nev.	1986	Las Vegas, Nev.	Orange County, Calif.

2024	Reno, Nev.	TBD	1985	Tulsa, Okla.	Toledo, Ohio

2023	Las Vegas, Nev.	Reno, Nev.	1984	Reno, Nev.	Niagra Falls, N.Y.

2022	Reno, Nev.	Las Vegas, Nev.	1983	Niagra Falls, N.Y.	Las Vegas, Nev.

2021	Las Vegas, Nev.	Mobile, Ala.	1982	Baltimore, Md.	St. Louis, Mo.

2020	Reno, Nev.	Las Vegas, Nev.	1981	Memphis, Tenn.	Baltimore, Md.

2019	Las Vegas, Nev.	Wichita, Kan.	1980	Louisville, Ky.	Seattle, Wash.

2018	Syracuse, N.Y.	Reno, Nev.	1979	Tampa, Fla.	Tuscon, Ariz.

2017	Las Vegas, Nev.	Baton Rouge, La.	1978	St. Louis, Mo.	Miami, Fla.

2016	Reno, Nev.	Las Vegas, Nev.	1977	Reno, Nev.	Milwaukee, Wis.

2015	El Paso, Texas	Reno, Nev.	1976	Oklahoma City, Okla.	Denver, Colo.

2014	Reno, Nev.	Reno, Nev.	1975	Dayton, Ohio	Indianapolis, Ind.

2013	Reno, Nev.	Reno, Nev.	1974	Indianapolis, Ind.	Houston, Texas

2012	Baton Rouge, La.	Reno, Nev.	1973	Syracuse, N.Y.	Las Vegas, Nev.

2011	Reno, Nev.	Syracuse, N.Y.	1972	Long Beach, Calif.	Kansas City, Mo.

2010	Reno, Nev.	El Paso, Texas	1971	Detroit, Mich.	Atlanta, Ga.

2009	Las Vegas, Nev.	Reno, Nev.	1970	Knoxville, Tenn.	Tulsa, Okla.

2008	Albuquerque, N.M.	Detroit, Mich.	1969	Madison, Wis.	San Diego, Calif.

2007	Reno, Nev.	Charlotte, N.C.	1968	Cincinnati, Ohio	San Antonio, Texas

2006	Corpus Christi, Texas	Reno, Nev.	1967	Miami Beach, Fla.	Rochester, N.Y.

2005	Baton Rouge, La.	Tulsa, Okla.	1966	Rochester, N.Y.	New Orleans, La.

2004	Reno, Nev.	Wichita, Kan.	1965	St. Paul, Minn.	Portland, Ore.

2003	Knoxville, Tenn.	Reno, Nev.	1964	Oakland, Calif.	Minneapolis, Minn.

2002	Billings, Mont.	Milwaukee, Wis.	1963	Buffalo, N.Y.	Memphis, Tenn.

2001	Reno, Nev.	Fort Lauderdale, Fla.	1962	Des Moines, Iowa	Phoenix, Ariz.

2000	Albuquerque, N.M.	Reno, Nev.	1961	Detroit, Mich.	Fort Wayne, Ind.

1999	Syracuse, N.Y.	Indianapolis, Ind.	1960	Toledo, Ohio	Denver, Colo.

1998	Reno, Nev.	Quad Cities, Iowa	1959	St. Louis, Mo.	Buffalo, N.Y.

1997	Huntsville, Ala.	Reno, Nev.	1958	Syracuse, N.Y.	San Francisco, Calif.

1996	Salt Lake City, Utah	Buffalo, N.Y.	1957	Fort Worth, Texas	Dayton, Ohio

1995	Reno, Nev.	Tuscon, Ariz.	1956	Rochester, N.Y.	Miami, Fla.

1994	Mobile, Ala.	Salt Lake City, Utah	1955	Fort Wayne, Ind.	Omaha, Neb.

1993	Tulsa, Okla.	Baton Rouge, La.	1954	Seattle, Wash.	Syracuse, N.Y.

1992	Corpus Christi, Texas	Lansing, Mich.	1953	Chicago, Ill.	Detroit, Mich.

1991	Toledo, Ohio	Cedar Rapids, Mich.	1952	Milwaukee, Wis.	St. Louis, Mo.

1990	Reno, Nev.	Tampa, Fla.	1951	St. Paul, Minn.	Seattle, Wash.

1989	Wichita, Kan.	Bismark/Mandan, N.D.	1950	Columbus, Ohio	St. Paul, Minn.

1988	Jacksonville, Fla.	Reno, Nev.	1949	Atlantic City, N.J.	Columbus, Ohio

1987	Niagra Falls, N.Y.	Hartford, Conn.	1948	Detroit, Mich.	Dallas, Texas

Year	Men’s	Women’s	Year	Men’s	Women’s
1947	Los Angeles, Calif.	Grand Rapids, Mich.	1906	Louisville, Ky.

1946	Buffalo, N.Y.	Kansas City, Mo.	1905	Milwaukee, Wis.

1945	No Tournament	No Tournament	1904	Cleveland, Ohio

1944	No Tournament	No Tournament	1903	Indianapolis, Ind.

1943	No Tournament	No Tournament	1902	Buffalo, N.Y.

1942	Columbus, Ohio	Milwaukee, Wis.	1901	Chicago, Ill.

1941	St. Paul, Minn.	Los Angeles, Calif.

1940	Detroit, Mich.	Syracuse, N.Y.

1939	Cleveland, Ohio	Oklahoma City, Okla.

1938	Chicago, Ill.	Cincinnati, Ohio

1937	New York, N.Y.	Rochester, N.Y.

1936	Indianapolis, Ind.	Omaha, Neb.

1935	Syracuse, N.Y.	Chicago, Ill.

1934	Peoria, Ill.	Indianapolis, Ind.

1933	Columbus, Ohio	Peoria, Ill.

1932	Detroit, Mich.	St. Louis, Mo.

1931	Buffalo, N.Y.	New York, N.Y.

1930	Cleveland, Ohio	Louisville, Ky.

1929	Chicago, Ill.	Buffalo, N.Y.

1928	Kansas City, Mo.	Detroit, Mich.

1927	Peoria, Ill.	Columbus, Ohio

1926	Toledo, Ohio	Milwaukee, Wis.

1925	Buffalo, N.Y.	Cleveland, Ohio

1924	Chicago, Ill.	Indianapolis, Ind.

1923	Milwaukee, Wis.	St. Louis, Mo.

1922	Toledo, Ohio	Toledo, Ohio

1921	Buffalo, N.Y.	Cleveland, Ohio

1920	Peoria, Ill.	Chicago, Ill.

1919	Toledo, Ohio	Toledo, Ohio

1918	Cincinnati, Ohio	Cincinnati, Ohio

1917	Grand Rapids, Mich.	St. Louis, Mo.

1916	Toledo, Ohio	St. Louis, Mo.

1915	Peoria, Ill.

1914	Buffalo, N.Y.

1913	Toledo, Ohio

1912	Chicago, Ill.

1911	St. Louis, Mo.

1910	Detroit, Mich.

1909	Pittsburgh, Pa.

1908	Cincinnati, Ohio

1907	St. Louis, Mo.

Exhibit 3

Lower Debt Call Premiums

Call Premiums on Eldorado Bonds (as of August 2015):	$7 million
Call Premiums on Jacobs Debt:	2 million

Difference in Call Premiums:	$5 million

Exhibit 4

Preservation of NOL’s

Assumptions:

Approximately $6 million in synergies

Post-Transaction NOL utilization cap approximately $4.3 million

Silver Legacy not tax consolidated

EBITDA based on management projections

40% corporate income tax rate

Tax Savings discounted at 10%

Long-Term Tax Exempt Government Bond rate: 3.28%

Starting NOL at closing: $70 million

Exhibit 5

Shortchanging Margaritaville Test Period

Methodology: It is clear that Eldorado’s largest casino (its Louisiana property) is being significantly impacted by the June 15, 2013 opening of a new casino in its market. Prior to the opening of the casino, Eldorado management had projected an annual decline in the property’s EBITDA of $3 million. However, recent results suggest that it could be a much larger number (September revenue was down 15% versus the prior year). Hence we have modeled the drop using both the pre-opening projections of Eldorado’s management – and a more impactful scenario in which annual EBITDA declines by 15%.

The language in the Eldorado/MTR merger agreement does not merely test the immediate 12 months prior to closing – but instead looks at the last twelve complete months that ended at least three weeks before closing. Thus, in the event of any closing prior to August 21, 2014 (and the drop dead date in the contract is June 9, 2014), there will not be a full year of impact taken into consideration in the merger formula. Even shortchanging a month or two results in a meaningful impact on the value of the transaction (given the fact that the resulting EBITDA is being multiplied by 6.81X).

Assumptions:

Margaritaville Casino opened on June 15, 2013

Contract language is based on last full month at least three weeks prior to closing

Value Multiplier: 6.81X

Cumulative Impact of Shortchanging Margaritaville Test Period

Amount of Shortchanging If Annual Negative EBITDA Impact of Margaritaville on Eldorado is
		$3 million	$5.25 million
Closing Date	Test Period	(Original ElD projections)	(15% EBITDA reduction)
If Closing is between May 21-June 9, 2014	12 months ending April 30, 2014	$2.57 million	$4.5 million
If Closing is between April 21-May 21, 2014	12 months ending March 30, 2014	$4.28 million	$7.49 million
If Closing is between March 21-April 21, 2014	12 months ending February 28, 2014	$5.99 million	$10.49 million

Exhibit 6

Contract Issues

Charitable Contributions: Only scheduled charitable contributions/commitments will be allowed between signing and closing – all future commitments must be approved by ParentCo board.

To the extent that scheduled contributions are not made prior to closing Jeff Jacobs will take on those contributions post closing.

BP Settlement: If BP claim is paid before closing, it will reduce JEI debt used to calculate merger consideration. If BP claim is paid after closing, it will be the property of the newly merged company.

Elko Opco/Propco and Other Future Opportunities: Anticipated JEI building purchase and related affiliate land purchase in Elko will be the only Opco/Propco approved transaction between signing and closing; MTR to review and approve deal terms.

Any future related party transactions will be reviewed and approved by the audit committee of ParentCo board.

MTR will need to review proposed rent terms between Opco and Propco prior to signing.

No acquisitions of any unidentified casino or other assets prior to closing.

Master Device Agreement in Louisiana: The Master Device Agreement will be transformed into a royalty arrangement.

Management Compensation: There will be no increase in management compensation at JII/JEI from current levels between signing and closing.

The only permissible dividend will be the amount presently allowed by the JEI credit agreements and such dividend if paid will reduce JEI’s cash at closing thereby reducing the merger consideration paid to Jacobs.

Consent Solicitation: I will agree with the same position that Eldorado has in their merger agreement.

Exhibit 7

Value of Land

Site	Dollar Amount	Source of Value Calculation
Black Hawk, CO	$7,500,000	2012 Acquisition Price
Diamondhead, MS	$6,787,245	Purchase Price over last four years
Colonial Downs, VA	$4,416,800	2012 Tax Assessment

Total Excess Land	$18,704,045

Jacobs Entertainment, Inc.

Merger Consideration—Exhibit A

TO BE UPDATED PRIOR TO CLOSING

	LTM	Projected LTM
($ in millions, except per share data)	6/30/2013	6/30/2014
A. Jacobs Merger Consideration
Jacobs Adjusted EBITDA Reconciliation
Net Income (Loss) Attributable to the Company	$(3.9)	$2.7
Interest Expense, Net of Interest Income	31.3	27.6
Depreciation & Amortization	20.4	19.3
Unrealized (gain) loss on change in fair value of investment	1.1	—

Jacobs EBITDA	$48.9	$49.6
Non-Recurring Items	5.2	5.6

Jacobs Adjusted EBITDA	$54.1	$55.2

Jacobs Adjusted EBITDA	$54.1	$55.2
EV / EBITDA Multiple	6.81x	6.81x

Implied Enterprise Value	$368.4	$375.9
Less: Jacobs Long-term Debt and Capital Lease Obligations	(325.6)	(317.0)
Less: Jacobs Current Portion of Long-term Debt and Capital Lease Obligations	(2.3)	(3.1)
Plus: Jacobs Excess Cash	12.2	12.0
Plus: Jacobs Excess Land	15.0	15.0
Jacobs Closing Net Working Capital Surplus (Shortfall) to Target Net Working Capital	—	—

A. Jacobs Merger Consideration	$67.7	$82.8

B. MTR Transaction Expense Adjustment	$12.0	$12.0

Company Merger Consideration (A+B)
A. Jacobs Merger Consideration	$67.7	$82.8
B. MTR Transaction Expense Adjustment	12.0	12.0

= Jacobs Merger Consideration	$79.7	$94.8
Price of Shares Issued	$5.69	$5.69

Aggregate Jacobs Merger Shares	14,007,030	16,660,808

Notes:

JEI Excess Cash equals Cash and Cash Equivalents of $27.8 million Less Casino Cage Cash of $15.6 million. Casino Cage cash excludes month end drop.

JEI will not distribute excess land of approximately $18.7 million, rather it will exchange it for $15.0 million in additional merger consideration.

LTM 6/30/2014 Nonrecurring items includes $3.0 million assumed JEI transaction costs.

MTR transaction expense adjustment assumes JEI is compensated for MTR transaction related expenses up to $12.0 million.

The Aggregate Jacobs Merger Shares do not include 5,066,433 MTR shares currently owned by Jacobs Entertainment and its affiliates.